PROOF IN RECOVERY, INC.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2021

(Unaudited)

Income Statement

	12/31/2021	12/31/2020
Income		
Revenue		
Sales	49,000	-
Custom Sales 1	-	-
Custom Sales 2	-	-
Total sales	***49,000***	-
Cost of sales		
Cost of Goods Sold	24,500	-
Custom COGS 1	-	-
Custom COGS 2	-	-
Total cost of sales	***24,500***	-
Gross Margin	***24,500***	-
Expenses		
Advertising	-	-
Office Supplies	-	-
Technology	1,533	723
Insurance	-	-
Gift	-	-
Repairs	-	-
Legal Expenses	1,278	1,519
Contractors	60,014	-
Travel	-	-
Meals & Entertainment	-	-
Utilities	-	-
Rent	999	-
Loan Expenses	-	-
Taxes and Licenses	450	-
Other Expenses	-	-
Fundraising costs	102	-
Custom Expense 2	-	-
Custom Expense 3	-	-
Total expenses	***64,375***	***2,242***
Total Profit (Loss)	***(39,875)***	***(2,242)***

Balance Sheet

This sheet lists assets and liabilities. Enter values in the shaded cells below.

	As of 12/31/2021	12/31/2020
Assets		
Cash and Cash Equivalents		
Checking Accounts	2,395	427
Saving Accounts	-	-
Total Cash	***2,395***	***427***
Current Assets		
Accounts receiveable (grant)	49,000	-
Inventory	-	-
Prepayments	-	-
Total Current Assets	***49,000***	-
Property, Plant and Equipment		
Vehicles (net)	-	-
Furniture & Fixtures (net)	-	-
Equipment (net)	-	-
Buildings (net)	-	-
Land	-	-
Total Property, Plant and Equipment	-	-
Other Assets		
Other Assets	-	-
Total Other Assets	-	-
Total assets	***51,395***	***427***
Liabilities and Owner's Equity		
Current Liabilities		
Accounts payable	24,500	-
Notes payable	-	-
Other Current Liabilities	-	-
Total Current Liabilities	***24,500***	-
Non-Current Liabilities		
Long-term Notes Payable	-	-
Loan (from designer)	25,000	25,000
Loan (from founder)	15,000	-
Total Non-Current Liabilities	***40,000***	***25,000***
Total liabilities	***64,500***	***25,000***
Owners' equity		
Capital Stock	(13,105)	(24,573)
Retained Earnings	-	-
Safe	-	-
Total owners' equity	***(13,105)***	***(24,573)***
Total liabilities and equity	***51,395***	***427***

Cashflow statement

		As of 12/31/2021	12/31/2020
Cash at beginning of year		427	1,169
Operations			
Cash Receipts from customers		49,000	-
Cash paid for			
	Inventory purchases	-	-
	General operating and administrative expenses	88,875	2,242
	Wage expenses	-	-
	interest	-	-
	income taxes	-	-
	Net Cash flow from operations	***(39,875)***	***(2,242)***
Investing Activities			
Cash receipts from			
	Sale of property and equipment	-	-
	Collection of principal on loans	-	-
	Sale of investment securities	-	-
Cash paid for			
	Purchase of property and equipment	-	-
	making loans to other entities	-	-
	Purchase of investment securities	-	-
	Net Cash flow from investing activities	**-**	**-**
Financing Activities			
Cash receipts from			
	Issuance of stock	50,000	1,500
	Proceeds from issuance of long-term debt	15,000	-
	Owner investment	-	-
Cash paid for			
	Repurchase of stock	-	-
	Repayment of loans	-	-
	Net Cash flow from investing activities	***50,000***	***1,500***
Net increase in cash		***10,125***	***(742)***
	Cash on hand	***10,552***	***427***

Statement of Owner's Equity

As of

Capital	12/31/2021	12/31/2020
Capital		
Beginning Capital	427	1,169
Safe Note	50,000	1,500
Net Income	(39,875)	(2,242)
Total	***10,552***	***427***
Drawings		
Drawings	-	-
Total Drawings	-	-
Total Capital Final	***10,552***	***427***

Notes to Financial Statements

1. Description of business

PROOF IN RECOVERY, INC. (the "Company" or "COMPANY"), was founded as an LLC in Delaware in 2018 and converted to a corporation in Delaware during 2021. The company is headquartered in Chicago, Illinois. The Company is a software-as-a-service ("SaaS") provider of mental health tools. The Company provides a clinician and administrative web-based application with a corresponding mobile application for patients that facilitates the intake and treatment of eating and substance use disorder patients. The Company's product allows for the practice of therapeutic exercises digitally and remote patient monitoring.

Risks and Uncertainties—The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses (see below), competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology.
The Company has incurred net losses, and utilized cash in operations since inception, has an accumulated deficit as of December 31, 2021, as well as expects to incur future additional losses. The Company has cash available on hand and believes that this cash in addition to investment commitments will be sufficient to fund operations and meet its obligations as they come due within one year from the date these financial statements are issued. In the event that the Company does not achieve revenue anticipated in its current operating plan, management has the ability and commitment to reduce operating expenses as necessary. The Company's long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, increase revenues, and to achieve profitable operations.
The Company's financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The [consolidated] financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP).

Use of Estimates—The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expense during the reporting period. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates.

Cash and Cash Equivalents—The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value. The Company's cash balances do not exceed those that are federally insured. To date, the Company has not recognized any losses caused by uninsured balances.

Accounts receivable (grant) —As of December 31, 2021 accounts receivable consist of an awarded, but not funded, NIH challenge grant totaling $49,000.

Convertible Preferred Stock Warrant Liability—Freestanding warrants to purchase convertible preferred stock are accounted for as equity and valued at the investment amount.

Cost of Revenue—Cost of revenue consists exclusively of a financial incentive agreement to a consulting firm in the pursuit of a NIH grant award in which the Company paid half their first-place award to compensate the consulting firm for services above and beyond typical market and user research.

Legal Fees— Consist of legal services provided for the conversion from an LLC to a C-CORP and registered agent costs.

Subsequent Events - The Company evaluated subsequent events from December 31, 2021, the date of these financial statements, through January 28th, 2022, which represents the date the financial statements were [issued or available for issuance], for events requiring recording or disclosure in the financial statements for the year ended December 31, 2021. The Company concluded that no events have occurred that would require recognition or disclosure in the financial statements.